

April 11, 2014

Via Email
Nicholas S. Schorsch
Executive Chairman of the Board of Directors
RCS Capital Corporation
405 Park Ave., 15th Floor
New York, NY 10022

   Re: RCS Capital Corporation
      Amendment No. 1 to the Registration Statement on Form S-1
      Filed March 19, 2014
      File No. 333-193925

      Form 10-K for Fiscal Year Ended December 31, 2013
      Filed February 28, 2014
      File No. 001-35924

      Investor's Capital Holdings
      Form 10-K for Fiscal Year Ended March 31, 2013
      Filed June 20, 2013
      Form 10-Q for Fiscal Quarter Ended December 31, 2013
      Filed February 14, 2014
      File No. 333-43664

Dear Mr. Schorsch:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Risk Factors, page 25</u>
<u>Our ability to complete the Cetera acquisition ns some or all of the other pending acquisitions is
dependent upon the consummation of the Cetera financings, page 26</u>

1. In the second paragraph you note that you cannot provide assurance that you will be able
   to consummate the financings. Revise this risk factor to discuss any particular factors
   that might impact your ability to complete the financing.

2. Revise this risk factor to note the total amount that must be financed in order to complete
   the Cetera financings. Either in this section or in the section beginning on page 113 to
   disclose all of your financing arrangements in a tabular format, including the maximum
   and minimum amounts for each key financing you may require if the Cetera acquisition
   proceeds so that investors can more readily understand the total amount financed and the
   impact of the financing on your equity and the investors relative control over RCS
   Capital, as well as the impact on your manager.

<u>Substantially all our revenues are derived from American Realty Capital, which is under
common control with us, page 33</u>

3. In the first full paragraph on page 34 you indicate that, giving effect to the acquisitions,
   on a pro-forma basis 65% of your revenues would have come from sources "other than
   the direct investment program." You go on to say that for the acquired companies, 35%
   of their revenues were derived from the sale of American Realty Corp sponsored
   products. Please revise this section to clarify the total amount of the revenues for both
   RCS and the pending acquisitions that were attributable to American Realty Corp
   sponsored products.

<u>We cannot assure you that we will be able to continue paying dividends at the current rate, page
55</u>

4. Revise this risk factor to specifically note the dividend restrictions included in the Luxor
   financing, as disclosed on page 116. Make similar changes to the section beginning on
   page 61.

<u>Dividend Policy and Dividends, page 61</u>

5. We note your revisions to this section in response to prior comment 23 from our
   comment letter dated March 12, 2014. Revise your disclosure to clarify whether
   management believes that the restrictive covenants will permit the company to continue
   to pay dividends at the current $.18 per share quarterly rate. Please revise your disclosure
   in the risk factor on page 55 to provide similar clarity about whether management
   believes that the dividend rate is likely to decline as a result of the restrictive covenants.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 67

Critical Accounting Policies and Estimates, page 68

6. You disclose here that "Except with respect to the First Allied acquisition," you expect to test your goodwill balances at least annually. Given that your pro forma presentation on page F-27 appears to carry across the historical goodwill balance of First Allied of $79,986,000 as part of your transfer under common control of this entity, tell us the reason for excluding First Allied from the description of your goodwill impairment policy.

Results of Operations, page 71

Comparison of Year Ended December 31, 2013 to … December 31, 2012, page 71

7. We note your disclosure on page 69 that during the year ended December 31, 2013, you modified your approach to reduce the fees charged on sales of related party offerings via the registered investment adviser channel. Revise your Results of Operations to more clearly quantify the percentage by which the fee was reduced and quantify the reduction in revenues during the quarters subsequent to the change that resulted from this fee reduction.

8. In order for us to better understand the impact of and the reasons for this change in fee structure for sales through the registered investment advisor channel, provide us with an explanation of the cash payments made by and paid to each party to a typical transaction both prior to and after the fee change.

9. Please revise this section to more clearly quantify, identify, and discuss the trends in your related party revenues separately from your non-related party revenues. Also, revise your Results of Operations or another appropriate portion of the Management's Discussion and Analysis to more clearly quantify the percentage by which the fee was reduced

Wholesale Broker-Dealer, page 73

10. You disclose here that the equity capital raised by direct investment programs you distributed decreased from $2.4 billion for the three months ended September 30, 2013 to $1.8 billion for the three months ended December 31, 2013. Please discuss the reasons for this decrease as well as your expectations that this trend will continue to affect revenues in future periods.

Earnings before interest, taxes, depreciation, and amortization, page 76

11. Please revise this section as well as your related pro forma presentation on page F-127 to discuss the extent to which these measures are used as part of your debt covenants, preferred stock terms, incentive fee, or management fee computations. To the extent the

measures here are different than the measures used for those purposes, revise to provide a description of the significant differences.

Business, page 82
Potential Additional Acquisition, page 89

12. On page 89 you disclose the existence of a potential additional acquisition which is material to you and significant for financial reporting purposes. Please address the following regarding this pending acquisition:
    - Please tell us whether management considers this acquisition to be probable for financial reporting purposes. In this regard, although you disclose that you have not signed any definitive agreements, we note you have paid a significant sum for an exclusivity agreement that is subject to forfeiture and you have agreed upon certain terms of the acquisition.
    - If you consider this potential acquisition not to be probable, revise your disclosure to specifically state that fact and discuss the effects of forfeiture of the exclusivity fees on your cash flows. Tell us in detail the facts and circumstances you considered when making the conclusion about whether it is probable, including: whether a letter of intent has been signed, whether approvals have been obtained from the respective Boards of Directors or shareholders, as applicable, whether any regulatory approvals will be required, and if so, whether the proposed terms have been discussed with them, and whether expectations related to financing arrangements have been discussed or negotiated. To the extent any of these actions have been taken, revise to disclosure to reflect the status of those actions.
    - If you do consider the acquisition to be probable, identify the target, provide the appropriate financial statements under Item 8-04 of Regulation S-X, and revise your pro forma disclosure to address this acquisition pursuant to Article 11 of Regulation S-X.

Research Division, page 97

13. Please address the following regarding your disclosure here about the launch of your new research division, headed by Todd D. Snyder and John F. Kearney, formerly of Snyder Kearney LLC:
    - Revise to more clearly disclose the nature of the services performed by this new research division, including its impact on your revenue streams.
    - Discuss any purchase consideration, contractual obligations, or management fee commitments entered into as part of the launch of this division and how you accounted for them. Also, disclose any payments made to SK Research or others that were made as part of launching your new research division.
    - Provide us your detailed analysis as to how you concluded whether you purchased a business that is required to be accounted for under ASC 805.

- Disclose where in your corporate structure this division is located and any previous business relationship you or any of your affiliates had with the members of SK research's team

Our Structure and the Exchange Transactions, page 102
The Pending Acquisitions, page 106

14. Please address the following related to our prior comment 35 and the First Allied acquisition:
    - Revise your filing to include a discussion of the methodology and assumptions used to determine the transfer price of First Allied as discussed in your response.
    - Revise to discuss how the carry cost charged by RCAP Holdings compared to your average financing rates and to explain why you chose to effect the acquisition through your parent rather than purchasing First Allied directly.
    - Tell us and disclose the reasons for the decrease in the EBITDA multiple from the original purchase of First Allied by the parent, to the sale of First Allied from the parent to RCS Capital.
    - Your disclosures state that RCS Capital will be assuming liabilities in its acquisition of First Allied from its parent. Please disclose the terms of the debt and any changes in the debt terms from the date the parent originally assumed First Allied's liabilities.

Management, page 120

15. Provide us with your analysis supporting your conclusion that Mr. Brown is an independent director under the NYSE rules. We note that Mr. Brown was appointed as part of the Luxor financing in which Luxor will provide a substantial amount of capital to RCS and will acquire a significant ownership of your management company.

Index to Financial Statements and Unaudited Pro Forma Information, page F-1

16. Please refer to our prior comment 41. We note that you have included only the stub period related to Tower Square and Walnut Street Securities, based on your analysis of significance. Please provide us the results of your analysis that led you to conclude that only an interim stub period was required to be disclosed. In this regard, the significance of the acquisitions to Cetera appears to exceed 40%, in which case two full years of audited financial statements are required. If you do conclude that you are required to present more than one annual audited period of financial statements for these entities, please ensure that they are presented in a comparative format. Refer to Item 8-04(c)(1) of Regulation S-X.

17. We note your responses to prior comments 42 and 43, as well as your revised pro forma presentation of the proposed financing transactions. As part of your revisions, you now present all the financing transactions in a column titled "Cetera Financing Related Adjustments" on page F-5. Please revise this presentation to more transparently reflect

the degree to which portions of this financing is dependent upon various contingencies beyond just the completion of the Cetera Financing. Similarly, revise the columns in your Capitalization Table on page 63.

18. Please refer to our prior comment 44, including your response that you have not yet done a detailed analysis of the realizability of the various deferred tax assets of your target companies but that you believe any impact of further analysis on the deferred tax assets will not be material.
    - Revise the narrative introduction to your pro formas as well as the footnotes related to your pro forma tax adjustments to discuss the limitations posed by your lack of analysis.
    - Revise the footnotes related to your tax related adjustments to more clearly identify the assumptions you made in the amount of your adjustments as well as quantifying the degree to which your tax amounts are still subject to change based on subsequent analysis.

19. We note your response to prior comment 46 regarding the acquisition of Hatteras. Please revise your disclosure in Note 17 to specify the discount rate assumed for the earn out payments and to more clearly identify the range of the potential contingent consideration payments as contemplated by the merger agreement.

20. If true, revise Note 35 on page F-10 as well as the Cetera Acquisition section of the Pending Acquisitions section on page 107 to confirm that the "anticipated" $208.7 million repayment of Cetera's senior secured credit facility is specifically required by the merger agreements. If the repayment of this facility is not required by the merger agreements, revise your disclosure in Note 35 on page F-31 to explain how you concluded that it was appropriate to show an adjustment reflecting the pay down of the entire balance of this facility given the negative cash position reflected as a result of this merger.

21. Please refer to our prior comment 48. We note your additional disclosures; however, it remains unclear how you determined the amount of contingent consideration to reflect as a liability. Please revise this footnote to provide a specific description of how you computed the estimated liability for future stock and cash consideration related to the J.P. Turner merger as previously requested. Clearly disclose any assumptions used to determine such amounts, as well as the range of contingent consideration possible. In this regard, it is unclear why the liability of $11.7 million, which was calculated using discounted cash flows, is greater than the present value amount of $10.8 million. Further, it is unclear how you contemplated the likelihood of J.P. Turner not meeting the hurdles disclosed on page 111 to receive the additional consideration.

22. Please refer to our prior comment 50. We note your revised disclosures; however we could not find specific disclosure addressing how you are accounting for the excess of the $30.5 million in consideration transferred to your parent over the $177 million your

parent paid to acquire First Allied. Therefore, as previously requested revise your
disclosures here, as well as on page 108, to separately quantify the difference of $30.5
million, explain the basis for the difference, and clearly disclose how you are accounting
for it.

23. Please refer to our prior comment 51 regarding the pro forma adjustment to eliminate
First Allied debt as disclosed in Note 45 on page F-12. We could not locate your revised
disclosure on either page 107 as you referenced or on page 108 where the disclosures
regarding First Allied begin. If true, please revise your filings to provide the requested
disclosure to confirm that the repayment of First Allied's term loan and revolving line of
credit is required by the merger documents. Further, revise to clarify where the offset to
this adjustment to reflect the cash payment of this debt is presented on your pro forma
balance sheet. .

24. Please refer to our prior comment 55. We note your disclosure in Footnotes 7 and 8 on
page F-20 that there were no intercompany transactions related to Walnut Street and
Tower Square. Please tell us and revise your disclosure to explain why you have not
made any other adjustments relating to the pro forma presentation of these two
companies, including but not limited to, increased asset depreciation and intangible
amortization as a result of the merger of these companies with Cetera.

Unaudited Pro Forma Consolidated Statement of Operations, page F-18

25. Please refer to our prior comment 56. We note that there is significant variation in the
historical trading prices of your stock, and that the current trading price is almost twice
the amount of the assumption used for the purposes of the pro forma presentation.
Therefore please revise this footnote, as well as any other assumption that uses your stock
price as an input, to disclose the impact on your presentation if a more recent stock price
was used. Refer to Rule 11-02(b)(8) of Regulation S-X.

26. Please refer to our prior comments 60, 62, 63, and 65 and Footnotes 14, 19, 23, and 28 on
pages F-21 and F-22. We note that you have received independent appraisals related to
many of these transactions. We note your disclosures in response to these comments and
in Footnote 34 on page F-10. Please address the following:
   • As requested, please revise your disclosure to specifically state the nature of the
     individual identifiable intangible assets you intend on recording related to these
     acquisitions, to identify the cash flows attributable to that asset, and to disclose the
     expected useful life related to each identifiable intangible.
   • Where you have used a weighted average or composite useful life to determine the
     pro forma adjustment related to the amortization of these assets, please state that fact,
     and disclose the methodology used to determine the aggregate useful life.
   • Further, as previously requested, tell us in detail the nature of the identifiable
     intangibles that you expect to record as part of your acquisition and how they and

their useful lives differ from those reported in the respective historical target financial statements.

- It also appears from your disclosure that you are reporting the accretion of certain forgivable loans in your amortization expense line item. Please revise your pro forma presentation here and historical presentations elsewhere in your document as necessary to report such amounts as compensation expense rather than intangible amortization.

27. Please revise Footnote 10 as well as the column header to more accurately reflect that the amounts presented in the column titled "First Allied Historical" are the combined successor and adjusted predecessor results rather than simply First Allied's historical operating results. In this regard, we note in First Allied's financial statements beginning on page F-224 and in your response to our prior comment 79 that you have applied the push down basis of accounting. Revise Note 10 to more clearly identify any adjustments made here. Tell us whether you believe that adding the two periods with the accompanying adjustments would not be materially different than what you would expect First Allied to earn on an annual basis.

28. Please revise Footnote 39 to disclose how you determined the useful life of 12 years. Specifically, we note in the disclosure on page F-237 that the useful life of the various intangibles ranges from two to 14 years so it is unclear why you chose 12 years to reflect the pro-forma amortization expense. If 12 years is the weighted average life, revise to clarify that fact, and tell us how you determined the weighted average.

29. We note your disclosure here regarding the fact that your incentive fees are based on a multiple of your "core earnings." Revise to clarify how this core earnings measure differs from GAAP net income. Given its significance to the computation of your incentive fees as you note here and elsewhere in your document, revise Note 41 on page F-24 to present the quantified computations of the pro forma incentive fee expense, including "core earnings."

30. We note your response to prior comment 67. Consistent with the last sentence of that response, please revise Note 42 on page F-24 to discuss the fact that you anticipate incurring recurring net losses in future periods after the acquisitions due to the significant amortization of intangible assets and interest on your debt. Revise your MD&A to discuss this belief about the trends for future results of operations.

31. Footnote 44 appears to contain adjustments related to specific acquisition transactions. Therefore, it is unclear why it is reflected in the RCAP Adjustments column. Please tell us why you believe this is appropriate, or revise your pro forma presentation to separately present this adjustment in the individual transaction column it relates to. Revise Note 44 to more clearly explain the triggers for these adjustments.

32. Revise Note 44 on page F-24 regarding your deferred taxes to more clearly identify the specific assumptions on which the adjustment is based. Revise to clarify whether the adjustment is computed based on your conclusory analysis of the specific acquisition or your estimates of whether future taxable income will be sufficient to allow the deferred tax assets to be realized. As noted above, revise to discuss the limitations of your analysis supporting the pro forma tax adjustments presented here.

RCS Capital Corporation and Subsidiaries, page F-53
Note 9. Earnings Per Share, page F-65

33. Please address the following regarding your response to our prior comment 70:
    - In your response you state that the LTIP units represent ownership units in a subsidiary. Please tell us and revise to more clearly disclose how you considered the requirements of ASC 260-10-45-11A when concluding that the existence of these units would not impact your earnings per share. In this regard, it appears that the LTIP units may constitute a minority interest ownership in your subsidiary that should be reflected in diluted earnings per share.
    - Regardless of your conclusion about whether the LTIP units should be included in your basic or diluted EPS, revise Note 9 to discuss in detail the existence, terms, and potential dilutive impact of the LTIP units.

34. Please refer to our prior comment 71. We note your response; however you have not supported how you determined that the LTIP units constituted an ownership interest in your operating subsidiary. Please provide the analysis as previously requested, and specifically discuss how you considered the following as part of that analysis:
    - the legal form of the units,
    - whether there are any voting rights associated with the units,
    - the liquidation rights of the units,
    - the distribution rights of the units,
    - the pre-emptive rights (drag-along / tag-along) of the units,
    - whether distributions are made in a proportionate fashion with other equity instruments,
    - the initial investment / risk of loss of capital,
    - whether the unit holder's claims are subordinated to debt,
    - whether the ownership interest is transferable after vesting,
    - whether there is any interest retained upon termination of the agreement,
    - whether the LTIP units are subject to risk/rewards of ownership,
    - whether management's intent is to provide ownership interest in entity,
    - whether there are any embedded puts or calls,
    - whether retention of the unit is tied to the continuation of the performance of duties under the management agreement,
    - whether the units have any creditor-like features (fixed redemption, etc.).

35. Revise the Exchange Act filings of RCS Capital Corp, as applicable, to address the forgoing comments.

Hatteras Funds Combined Financial Statements, page F-78
Notes to Combined Financial Statements, page F-84
3. Intangible Assets, page F-87

36. Please refer to our prior comment 72. We note your response; however, it was not fully responsive to our comment. Please tell us the following:
   - Clearly explain whether the fair value of any of your reporting units was less than their carrying amounts during 2011, and if so, tell us by how much.
   - Whether you engaged a third party valuation specialist when determining the amount of goodwill impairment to record.
   - Whether you performed an impairment test when certain of your earn out targets were not met,
   - Clearly explain whether you contemplated the reduction in your contingent consideration payable together with your impairment of goodwill. If so, tell us how you concluded this was appropriate in light of the guidance in ASC 805-30-35-1.

Investors Capital Holdings, LTD. and Subsidiaries

37. Revise the Exchange Act filings of ICH as applicable to address the following.

Notes to Consolidated Financial Statements, page F-116
Note 14 – Income Taxes, page F-126

38. Please refer to our prior comment 75. We note your response that you had taxable net income in three of the past four years; however, we note that you recorded an income tax benefit related to losses during two of the past four years. We further note that you have been in a net benefit position since 2007 and your losses have continued into the interim period ended December 31, 2013. Therefore, it remains unclear how you have concluded that based on past results, you will have sufficient taxable income to utilize the benefit of your deferred tax assets. Please address following:
   - Disclose in more detail the methodology and assumptions used to determine the amount of the current valuation allowance.
   - Disclose in more detail how this positive and negative evidence was weighted.
   - Disclose when the carry forwards expire.
   - Tell us how many years ICH is projecting to have income in order to fully utilize all of their unreserved deferred tax assets and quantify the total amount of pre-tax income needed.
   - As part of the negative evidence considered, tell us how ICH considered that they have been in a cumulative net loss position not just for the past three years but since 2001.

- In your response, you state that ICH had taxable income in two of the three years during the period March 31, 2009 to March 31, 2011. However, per ICH's Forms 10-K filed June 28, 2010 and May 20, 2011, their disclosure indicates that they recorded a net tax benefit during two of those three periods. Please reconcile this apparent inconsistency.
- Your response appears to indicate ICH is looking to future taxable income to realize the carry forward of $1.7 million rather than other tax planning strategies, but that they do not expect future taxable income to be sufficient for them to realize all of this amount. If true, tell us in detail how they determined that a partial valuation allowance was appropriate under ASC 740.
- Clarify for us the magnitude of the items that caused a US GAAP loss but were not deductible for tax purposes such that ICH considers itself to be in a taxpayer position,
- Tell us whether ICH has implemented any significant changes in their business model as of the balance sheet dates presented that would have a significant impact on the level of future taxable income.

Note 17 – Litigation and Regulatory Matters, page F-130

39. Revise this section as well as your interim footnotes on page F-106 to quantify the range of reasonable possible loss in excess of amounts accrued. Refer to ASC 450-20-50.

J.P. Turner & Company LLC Combined Financial Statements, page F-208
Note G – Contingencies, page F-220

40. Revise to address the following:
- Expand Note G to provide the information required by ASC 450-20-50, including the nature and status of the litigation and arbitration cases and amount or range of possible loss in excess of amounts accrued.
- Clarify what you mean by the disclosure that you have accrued for the expected cost to settle, after estimated reimbursements from insurance carriers and employed brokers, and reduction of claims to estimated losses. Confirm that your liabilities are presented on a gross basis with a separate recovery asset on your balance sheet, or revise your presentation accordingly.
- Discuss any limitations on your ability to collect recoveries from your employee brokers.
- Confirm that the estimates of your loss contingencies are independent of any uncertain or limited third-party recoveries and disclose when you accrue for recoveries.

Note J – Net Loss and Subsequent Event, page F-220

41. Given the dependence on capital contributions to fund operating costs, revise to more clearly quantify the capital contributions made during the periods presented and subsequent interim periods and discuss the terms of those contributions.

<u>First Allied Holdings, Inc. Consolidated Financial Statements, page F-221</u>
<u>Notes to Consolidated Financial Statements, page F-230</u>
<u>3. Income Taxes, page F-235</u>

42. We note that First Allied has recorded approximately $14 million in net operating loss deferred tax assets. We also note that they have incurred losses in all three periods reported in their financial statements. Therefore, it remains unclear how they have concluded that they will have enough net income to utilize the full benefit of their deferred tax assets, based on past results. Please address the following:
   - Disclose in more detail the methodology and assumptions used to determine that no valuation allowance was required during any reported period.
   - Disclose in detail how they considered any positive and negative evidence, and discuss how these items were weighted.
   - Tell us how many years First Allied is projecting to have income in order to fully utilize all of their deferred tax assets, and quantify the total amount of net income needed.
   - First Allied appears to have incurred losses during each reported period. Therefore, tell us whether First Allied considered losses to be unusual or nonrecurring, and if so, tell us specifically why. If First Allied considered losses to be a continuing condition and concluded that a valuation allowance was not necessary in spite of that fact, tell us in detail the factors considered when making that conclusion.
   - Tell us whether First Allied has implemented any significant changes in their business model as of December 31, 2013 that would have a significant impact on the level of future taxable income.

<u>Legend Group Holdings, LLC Financial Statements, page F-242</u>

43. The Legend Group financial information presented on a combined basis appears to be materially different than the two separate sets of financial statements previously provided for Legend Advisory Corporation and Legend Equities Corporation, and this difference also appears to be material to First Allied's financial statements. Confirm that the difference between the previously presented financial statements and the combined financial statements presented in this amendment is solely due to the inclusion of Advisory Services Corporation. Also, tell us why you did not provide financial statements related to Advisory Services Corporation in the previously filed S-1, as they appeared required under Article 8-04 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rebekah Lindsey at (202) 551-3303 or Kevin W. Vaughn, Accounting Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Christian Windsor, Special Counsel at (202) 551- 3419 with any other questions.

Sincerely,

/s/ Kevin W. Vaughn for

Suzanne Hayes
Assistant Director